February 20, 2008
Mr. Stephen Krikorian
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Via EDGAR and United Parcel Service.

RE:	MoneyGram International, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 7, 2007
File No. 001-31950
Dear Mr. Krikorian:
We are in receipt of the comment letter dated February 5, 2008 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings. Enclosed please find the responses of MoneyGram International, Inc. (the “Company”). For ease of review, the Company has set forth below each of the numbered comments of your letter, followed by the Company’s responses.
In reviewing the Company’s responses, we feel it is useful to provide the Staff background regarding the extent of the market deterioration in late November and December 2007 after the filing of the Company’s Form 10-Q for the period ended September 30, 2007 and the resulting impact on the Company’s investment strategy and capital needs. This deterioration was due to further tightening of the credit markets and the resulting increase in illiquidity, heightening concerns and uncertainty over the ultimate default rates of mortgages and debt in general, and the accumulating impact of unprecedented rating downgrades from both a quantity and severity standpoint. After a brief period of stability in October 2007, the fair value of asset-backed securities declined in November and December 2007 at rates faster than experienced through September 2007. As the Company disclosed in its January 14, 2008 press release, its portfolio valuation as of November 30, 2007 resulted in incremental declines in fair value of $571 million from September 30, 2007. The Company experienced significant difficulty in obtaining market information to use in the valuation of its asset-backed securities at November 30, 2007 due to the severe and continual deterioration in December 2007. Due to these market conditions and our preliminary fair value estimates at November 30, 2007, the Company began to consider changes to the composition of its investment portfolio and capital structure in late December 2007 as the Company identified that it would be out of compliance with financial covenants in its debt agreements and one clearing bank agreement. In addition, as the Company continued its capital raising efforts in January 2008, it became clear that any potential investor would likely require the Company to eliminate any further downside risk in the portfolio by liquidating substantially all of its asset-backed securities. As a result of these factors, the Company determined that it no longer had the intent to hold its asset-backed securities. Combined with the substantial market deterioration, the Company’s change in intent towards its asset-backed securities resulted in the Company’s recognition of a substantial charge against its earnings during the fourth quarter of 2007 for other-than-temporary impairments relating to its asset-backed securities.
Form 10-K for the fiscal year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Finance Condition and Results of Operations
Results of Operations, page 23
1. We note your response to prior comment No. 2 states that you do not believe that there are any significant limitations associated with your non-GAAP measure. This statement appears to suggest that your GAAP results then have limitations. In this regard, your disclosures should disclose the limitations associated with use of the non-GAAP financial measure since they are not prepared in accordance with GAAP. See the guidance set forth in the Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response: The Company believes the material limitations associated with the use of this non-GAAP financial measure are that the taxable equivalent basis amount is not a GAAP number and that other companies may calculate a number with the same description in a different manner. While we believe that the calculation utilized by the Company is consistent with the methodology of other financial institutions, the Company disclosed this limitation in its footnote to Table 7 on page 31 of its Form 10-K for the year ended December 31, 2006. With the enhanced disclosure the Company provided in its correspondence with the Staff dated January 23, 2008, the Company more clearly described the methodology used to calculate the taxable equivalent basis financial measure to allow for comparison to other companies. For ease of review, following is the enhanced disclosure we provided in our letter dated January 23, 2008:
“(1) The taxable equivalent basis numbers are used by the Company’s management, and management believes they are useful to investors, to evaluate the effect of tax-exempt securities on the Payment Systems segment and on the Company’s effective tax rate. The tax-exempt investments in the investment portfolio have lower pre-tax yields, but produce higher income on an after-tax basis than comparable taxable investments. As income taxes are not allocated to the Company’s operating segments, the effect of tax-exempt securities on the Payment Systems segment is not apparent in measures presented under GAAP. Accordingly, an adjustment is made to present revenue and operating income resulting from amounts invested in tax-exempt securities on a taxable equivalent basis. The adjustment is calculated using a 35 percent tax rate applied to interest income from tax-exempt securities and is $17.4 million, $19.0 million and $20.7 million for 2006, 2005 and 2004, respectively. The presentation of taxable equivalent basis numbers is supplemental to results presented under GAAP and may not be comparable to similarly titled measures used by other companies. These non-GAAP measures should be used in addition to, but not as a substitute for, measures presented under GAAP.”
Critical Accounting Policies, page 41
2. We note from your response to prior comment No. 3 that you plan to continue your practice of updating your critical accounting policies section in your 2007 Form 10-K. Please provide us with any proposed disclosures you plan on including in your 2007 Form 10-K. Additionally, please tell us your consideration of disclosing how you assess your investment portfolio using both cash flows and price considerations in determining other-than-temporary impairment (OTTI).
Response: The Company will update the critical accounting policies relating to its investment portfolio substantially the same as follows:
Fair Value of Investment Securities: The Company holds investment securities classified as trading and available-for-sale in accordance with FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Trading securities, which consist solely of auction rate securities for all periods presented, are recorded at fair value with unrealized gains and losses reported in the Consolidated Statements of Income. Securities classified as available-for-sale are recorded at fair value with unrealized gains and losses recorded net of tax as a separate component of stockholders’ equity. The fair value of an investment security is the amount that would be received from the sale of the security in an orderly transaction at the measurement date, other than in a forced or liquidation sale. This definition of fair value is commonly referred to as the “exit price” of a security.
The degree of management judgment involved in determining the fair value of an investment is dependent upon the availability of quoted market prices or observable market parameters. Fair value for the majority of our investments is estimated using quoted market prices in active markets, broker-dealer quotes or through the use of industry-standard models that utilize independently sourced market parameters. These independently sourced market parameters are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions for similar securities are executed in the marketplace. Examples of such parameters include, but are not limited to, interest rate yield curves, reported trades, broker or dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data.
The Company receives prices from an independent pricing service for a majority of our investments. We verify these prices through periodic internal valuations using the process described above, as well as through comparison to comparable securities, any broker-dealer quotes received and liquidation prices. The independent pricing service will only provide a price for an investment if there is sufficient observable market information to obtain objective pricing. The Company receives prices from an independent pricing service for investments classified as obligations of states and political subdivisions, commercial mortgage-backed securities, residential mortgage-backed securities, U.S. government agencies, corporate debt securities, preferred and common stock and other asset-backed securities with direct exposure to sub-prime mortgages.
For investments that are not actively traded, or for which there is not sufficient observable market information, the Company estimates fair value using broker-dealer quotes when available. When such quotes are not available, and to verify broker-dealer quotes received, the Company estimates fair value using industry-standard pricing models, discount margins for comparable securities adjusted for differences in the Company’s security, risk and liquidity premiums observed in the market place, default rates, prepayment speeds, loss severity and information specific to the underlying collateral to the investment. The Company maximizes the use of market observable information to the extent possible and makes its best estimate of the assumptions that a similar market participant would make. Investments which are primarily valued through the use of broker-dealer quotes or internal valuations include those classified as other asset-backed securities, excluding those with direct exposure to sub-prime mortgages, and certain commercial mortgage-backed securities.
The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. Due to the subjective nature of these assumptions, the estimates determined may not be indicative of the actual exit price if the investment was sold at the measurement date. In the current market, the most subjective assumptions include the default rate of collateral securities and loss severity, particularly as it relates to the Company’s other asset-backed securities.
Other Than Temporary Impairment: Investments with gross unrealized losses at the measurement date are subject to the Company’s process for identifying other-than-temporary impairments in accordance with FAS No. 115, EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets and SEC Staff Accounting Bulletin No. 59, Views on Accounting for Noncurrent Marketable Equity Securities. The Company writes down to fair value investments that it deems to be other-than-temporarily impaired through a charge against earnings in the period the securities are deemed to be impaired. Under FAS No. 115, the assessment of whether such impairment has occurred is based on management’s evaluation of the underlying reasons for the decline in fair value at the individual security level. The Company deems an individual investment to be other-than-temporarily impaired when the underlying reasons for the decline in fair value have made it probable in management’s view that the Company will not receive all of the cash flows contractually stipulated for the investment. The Company regularly monitors its investment portfolio to ensure that investments that may be other-than-temporarily impaired are identified in a timely manner and that any impairments are charged against earnings in the proper period. Pursuant to the Company’s review process, changes in individual security values and credit risk characteristics are regularly monitored to identify potential impairment indicators.
For all investments, the Company assesses market conditions, macroeconomic factors and industry developments each period to identify any impairment indicators. If an impairment indicator is identified, the Company performs a credit assessment of the impacted investments. In addition, the Company performs a credit assessment for any investment with a rating downgrade during the period. In addition, the Company reviews all investments meeting established thresholds and monitoring criteria to identify investments that have indications of potential impairments or unfavorable trends that could lead to future potential impairments. These thresholds and monitoring criteria include investments with a fair value significantly less than amortized cost, investments in an unrealized loss position for more than twelve months, investments with a rating downgrade from the prior review and securities with a significant decline in fair value from the prior review.
The Company also performs a periodic credit risk assessment for each of its asset-backed securities under a systematic methodology, with the exception of investments backed by U.S. government agency securities. The methodology employs a risk-driven approach, whereby securities are assigned to risk classes based on internally defined criteria. The risk classes drive the frequency of the review, with investments in the highest risk class reviewed monthly.
In assessing an investment with impairment indicators for other-than-temporary impairment, the Company evaluates the facts and circumstances specific to the investment, including, but not limited to, the following:
•	Evaluation of current and future cash flow performance;

•	Reason for decline in the fair value of the investment;

•	Actual default rates of underlying collateral;

•	Subordination available as credit protection on the Company’s investment in a securitized transaction;

•	Credit rating downgrades on both the Company’s investment and the underlying collateral to the investment;

•	Extent of unrealized loss and the length of time the investment has been in an unrealized loss position;

•	Failure of structured investments to meet minimum coverage or collateralization tests;

•	New information regarding the investment or the issuer;

•	Deterioration in the market, industry or geographical area relevant to the issuer or underlying collateral; and

•	The Company’s ability and intent to hold the investment for a time sufficient to either receive all contractual cash flows or for the investment to recover to its amortized cost.

As the Company has an available-for-sale investment portfolio and generally does not utilize its portfolio for liquidity purposes, the Company believes that its intent and ability to hold an investment along with the ability of the investment to generate cash flows are the primary factors in assessing whether an investment in an unrealized loss position is other-than-temporarily impaired. If the Company no longer has the intent and/or ability to hold the investment to maturity or call, and/or it is probable that the investment will not provide all of its contractual cash flows, then the Company believes an investment in an unrealized loss position is other-than-temporarily impaired. In assessing the Company’s intent and ability, the Company evaluates its needs under regulatory and contractual requirements, changes to its investment strategy and anticipated cash flow needs, including any anticipated customer contract terminations.
Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Intangible Assets and Goodwill, Page F-14
3. Please tell us whether you anticipate any goodwill impairment for the fiscal year ended December 31, 2007 in light of the additional portfolio losses, the restructuring of your Payment Systems segment and the recent decline in your stock price. Your response should address how your evaluation of goodwill impairment complies with paragraphs 26 through 29 of SFAS 142.
Response: Based on its annual assessment of goodwill for impairment, the Company will not recognize any goodwill impairment for the year ended December 31, 2007 due to portfolio losses, restructuring of the Payment Systems segment or the decline in the Company’s stock price. As discussed further below, the Company will recognize a partial impairment of its goodwill related to one reporting unit as a result of circumstances unrelated to the portfolio losses, the Payment Systems restructuring or the decline in the Company’s stock price. We believe that the assessment of goodwill for impairment is in compliance with the requirements of paragraphs 26 through 29 of FAS 142.
The Company’s policy is to perform an annual goodwill impairment analysis as of November 30th of each year, as well as upon identification of any circumstances that might indicate a potential impairment, consistent with the requirements of paragraphs 26 and 28 of FAS 142. The Company completes a full analysis of each reporting unit during its annual analysis rather than carrying forward the fair value estimated in a prior year as permitted under paragraph 27 of FAS 142. In response to the results of the strategic review of the Payment Systems segment, the decline in the Company’s stock price and the significant additional declines in the investment portfolio, the Company updated its annual assessment to include information available through the date of this letter in accordance with paragraph 28 of FAS 142. The assessment will continue to be updated through the date of the filing of the Form 10-K for the year ended December 31, 2007. At December 31, 2007, the Company had goodwill totaling $439 million, allocated to the following reporting units: $428 million to Money Transfer, $5 million to FSMC and $6 million to Money Orders.
The strategic changes to the Payment Systems segment approved by the Board of Directors affect the Official Check reporting unit only, which does not have any goodwill allocated to it. The declines in the investment portfolio primarily impact the Official Check reporting unit as the revenue and operating margin of the Payment Systems segment are chiefly driven by the results of the investment portfolio. Approximately eighty percent of the investment portfolio, along with the related revenue, gains and losses, are allocated to the Official Check reporting unit, nineteen percent to the Money Order reporting unit and one percent to the Money Transfer reporting unit. Unlike Official Check, the other reporting units derive the majority of their revenue from fees, not investment revenue. In particular, interest and dividend income from the investment portfolio comprised less than one percent of total revenue for the Money Transfer reporting unit for both fiscal 2007 and 2006. As a result, declines in the investment portfolio, or a change in the composition of the portfolio as a result of the strategic review which could impact future investment revenue, do not have a significant impact on these businesses. In updating its annual impairment analysis, the Company adjusted the carrying value of the investment portfolio to the December 31, 2007 valuation and determined that the decline in value had no impact to the Company’s original assessment of goodwill.
In performing its assessment, the Company utilized both the income and market approaches to estimate fair value. The market approach was prepared using the Company’s market capitalization as there are no market observables for several of the Company’s reporting units. The market capitalization was then compared to the fair value estimated under the income approach. At November 30, 2007, the Company had excess market capitalization as compared to its fair value estimated under the income approach. The Company’s market capitalization at November 30, 2007 reflected the impact of the declines in the portfolio, including actual declines through September 30, 2007. The Company’s market capitalization remained fairly stable through January 14, 2008, when the Company announced its valuation of the investment portfolio at November 30, 2007 and its discussions with Thomas H. Lee Partners, L.P. (“THL”) for a capital transaction. Subsequent to that press release, the Company’s stock price declined to approximately $5.50 and has since remained fairly stable.
The Company believes that the initial decline in the Company’s stock price through January 14, 2008 is related to the concerns surrounding sub-prime mortgage-backed securities and the ultimate impact of the market disruption on the Company. We believe that the decline in our stock price subsequent to the January 14, 2008 press release is due to the market factoring in the Company’s November 30, 2007 portfolio valuation and the dilutive impact of the pending capital transaction with THL. As stated in that press release, the capital transaction was anticipated to result in THL owning approximately 65 percent of the Company, which would dilute current shareholders by a corresponding amount. As supported by the proportional decline in the Company’s stock price subsequent to the January 14, 2008 press release, we believe the market factored this potential 65 percent dilution into their estimates of the fair value of our common stock to existing shareholders. As a result, the Company believes that its current stock price represents approximately 35 percent of the market’s perceived fair value for the Company as a whole. Based on this analysis, the Company believes that the November 30, 2007 stock price continues to be the appropriate approximation of the fair value of the total Company in the current circumstances. We believe that this analysis is consistent with the guidance of paragraph 23 of FAS 142 which states that “the market price of an equity security may not be representative of the fair value of the reporting unit as a whole.”
The Company will recognize a partial impairment of its FSMC reporting unit as a result of declining sales from that reporting unit. The Company does not expect the decline in sales to slow or reverse in future periods and properly reflected this expectation in its fair value estimate using the income approach. In addition, the Company received an unsolicited offer to purchase the FSMC reporting unit for an amount that approximated the fair value estimated under the income approach. As a result, the Company concluded that the goodwill related to its FSMC reporting unit was impaired and has recognized the write-down to the estimated fair value in its financial statements for the year ended December 31, 2007.
Form 10-Q for the quarter period ended September 30, 2007
Note 4. Investments (Substantially Restricted), page 9
4. We note your response to prior comment No. 5 regarding the use of a third-party pricing service to price your investment portfolio. Please respond to the following:
• Clarify how the third-party pricing service obtains the pricing information you requested. For example, your response makes reference to the use of various valuation models such as Interactive Data, Muller Data, Merrill Lynch, Kenny S&P, and FT Excel. Please tell us whether the pricing service is running these models on your behalf, and if so, how they are estimating all of the assumptions for the models; and
• Discuss how you use the pricing information obtained from the third-party pricing services. For example, does the pricing service provide you with one price as a result of their research, or in some cases are multiple prices provided? To the extent multiple prices are provided by the third-party pricing service, please discuss how you determine the ultimate value used for pricing the security.

Response: The Company’s third-party pricing service provides readily obtainable market data to the Company, including pricing, which may include the use of industry-standard pricing models. No valuation expertise is required to estimate the prices returned by the pricing service. Where models are utilized, the inputs for the models are also comprised of readily obtainable market data. The pricing service will not provide a price for a security for which there is insufficient objectively verifiable market information available. The market data used includes: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The models run by the pricing service require little judgment and could readily be run by another party with the same results.
The pricing service returns one price for each security. The Company compares the price returned by the pricing service against any other pricing sources received for that security. In addition, the Company selects a sample of prices received from the pricing service each period and performs internal valuations for verification purposes. The Company has historically found that the prices provided by the third-party pricing service are consistent with the Company’s internal valuations and with ultimate sales transactions. For additional information regarding the pricing service, please refer to our response to Staff Comment 2.
5. Your response to prior comment No. 6 indicated that since you have the intent and ability to hold investments to maturity or through call that cash flow and not the price of an investment is the primary factor in assessing OTTI. Please explain what consideration you did give to the price declines of these investments since the decline in value is attributable to specific adverse conditions for a particular security. That is, it appears that the decline in value represents the market’s belief that the future cash flows associated with these securities might be adversely impacted. In addition, explain how your internal valuations considered how the market would value these securities versus how the company would value these securities. If the market anticipated an adverse impact to cash flows, explain whether your internal valuations would use different assumptions than the market. If so, explain why your internal valuations would represent fair value.
Response: The Company did not believe that the decline in prices was due to adverse conditions specific to each security. Rather, we believed that the decline in prices was representative of the increasing risk premium required by the market in response to general conditions related to the mortgage market and the economy, including uncertainty surrounding ultimate default rates on mortgages, illiquidity in the credit markets, historically low levels of trades and originations, investor sentiment towards risk and other macroeconomic factors. Given our belief that the decline in prices was a result of the above market conditions, the Company considered the decline in price in assessing the realizable value of our investments, including the appropriateness of the assumptions used by the Company, during its OTTI review process. Based on the Company’s analysis of market assumptions causing the decline in price and the conditions specific to our securities, we believe our assumptions regarding realizable value considered observable market information available in the period of assessment and were consistent with the general market conditions described above.
The Company considered the decline in price in assessing the appropriateness of the assumptions used by the Company in considering OTTI. This included analysis of changes in price for indications of new or revised market factors or assumptions and indications of actual adverse changes in a specific security. The Company analyzed the market assumptions against the specific conditions of the individual security or a class of similar securities as required by SAB Topic 5-M. Specific conditions of the individual security included the financial condition and near-term prospects of the securitization (or “deal”), whether the security experienced a steady decline in pricing or if there was a sudden decline and the ability and intent of the Company towards that particular security and securities of the same nature. As supported by FAS 115 paragraph 16, since securities were continuing to meet all of the contractual cash flows to the Company, generally were not experiencing rising default rates and were passing over-collateralization tests with a strong margin at the Company’s security level, the Company concluded that the decline in price was due to general market conditions not specific to the security. As the decline in price was not impacting the Company’s ability to collect all of the contractual cash flows due to its securities, the Company concluded that the securities were not OTTI as contemplated by paragraph 16 of FAS 115.
6. We note from your disclosure on page 8 of your Form 10-Q that various state agencies require you to maintain liquid assets and investments with a rating of A or higher in an amount generally equal to the payment service obligation for your regulated payment instruments. Additionally, we note the section of your response to prior comment No. 6 that indicates that you believed the current credit cycle would be complete in early 2010, with pricing and trading volumes starting to rebound in late 2008 to early 2009. In arriving at your conclusions regarding your ability to hold the securities until recovery, please tell us how you considered future downgrades of securities to an agency rating of below A. In this regard, given your expectations regarding the time to recovery (approximately fifteen months, at a minimum), it would appear that your assertions regarding the ability to hold until recovery should consider the possibility of downgrades of your securities below an agency rating of A during this period, and how that may impact your ability to hold until recovery, given your regulatory requirements. Please clarify how this was considered in your analysis.
Response: As the Company believed that its excess assets over the states’ payment service obligation (“cushion”) at the date of the Form 10-Q filing were sufficient to absorb any further market deterioration from both ratings downgrades and pricing movement, we believed that we would not need to sell securities in order to meet regulatory requirements. As a result, the Company believed it had the ability to hold its securities to maturity or call. The Company did consider future downgrades of securities to an agency rating of below A; however, because of the cushion, downgrades below an

A rating were not a significant factor in the Company’s assessment of its intent and ability to hold an investment.
As of September 30, 2007, $5.0 billion, or 96 percent, of the Company’s investments portfolio was rated A or better. In considering the impact of any future downgrades of our investment portfolio on our cushion, we considered historical market downgrade information, any public information released by rating agencies regarding the focus of their rating reviews, downgrade lists issued through the date of the Form 10-Q filing and the amount of excess assets we held over the states’ payment service obligation (“cushion”).
Following is a summary of the analysis completed by the Company in evaluating the impact of potential downgrades on its portfolio at September 30, 2007:
•	The Company assessed the historical rating migration patterns of all securities based on studies completed by Standard & Poors and Moodys. The results of these studies show the following historical pattern:
o	Securities issued with an original rating of AAA have up to a one percent chance of being downgraded to AA, but never below;

o	Securities issued with an original rating of AA have up to a one percent chance of being downgraded to below an A rating; and

o	Securities issued with an original rating of A have up to a five percent chance of being downgraded.

o	Securities with an original rating of AA or A are more likely to be upgraded than downgraded.
Based on these studies, and the Company’s own experience, there has historically been a very low risk of securities originally rated A or better migrating to a rating below A. At the date of our Form 10-Q filing, the rating agencies were actively reviewing non-structured securities and planned to review structured securities, with a focus on mortgage-backed securities. As a result, the Company considered historical ratings migration patterns and known information available as of the date of the filing of our Form 10-Q regarding the nature of securities under review to estimate which of the Company’s securities were most at risk for potential downgrades.

•	The Company considered the type of securities at most risk for potential downgrades based on information publicly available. The Company deemed its asset-backed securities (“ABS”) with direct and indirect exposure to sub-prime mortgages to be at most risk of potential downgrade, as disclosed in the Company’s Form 10-Q. The Company then considered the historical migration patterns across all of its other securities. The Company then considered a worst-case scenario where: a) all securities with direct and indirect exposure to sub-prime mortgages would be downgraded below an A rating; and b) all other A rated securities would experience the historical migration patterns for an original A rated issuance.

•	The Company then compared this worst-case exposure against the state cushions. Regulatory definitions for payment service obligation (“PSO”) and assets permitted to be used to cover PSO vary by state, but in all cases, the amount of PSO required to be covered is substantially less than the amount reported as PSO by the Company in its financial statements. As of September 30, 2007, the Company had a cushion under our most restrictive state of $1.2 billion. Based on this cushion level and the worst-case rating downgrade scenario described above, the Company calculated that it would continue to have a cushion at our most restrictive state of approximately $350 million. This $350 million cushion under a worst case scenario was deemed by the Company as sufficient to absorb any potential future declines in fair value of investments. We also note that all other states had substantially higher cushions than our most restrictive state.

•	The Company also reviewed any rating change lists published by the rating agencies through the date of filing for actual downgrades on our securities or indications of a widening scope or development of a pattern that would assist in determining the methodology being used by the rating agencies. The Company could not discern the impact of the October ratings downgrades on the underlying collateral securities of our investments until trustee reports reflecting this information were made available. Trustee reports typically take four weeks to be issued and will reflect all activity relevant to the security, including ratings changes on underlying collateral, through the measurement date. For example, a trustee report reflecting the impact of the October downgrades would have become available in mid to late November based on the measurement date for the security. Based on the Company’s review of its securities that were directly downgraded and trustee reports available through the filing date, a nominal impact to our portfolio was identified.

In addition, the Company was unable to identify a pattern to the downgrades that could be applied to our portfolio in an attempt to model the methodology utilized by the rating agencies or refine an estimate of impact. The October rating announcements, which were the last wholesale announcements prior to our filing date, showed that securities were being both downgraded and upgraded. Issued downgrades ranged from a one rating level decline to severe multiple rating level declines. The Company assessed the severe multiple rating level declines and could not determine any security specific information that would have resulted in the issued downgrade.
7. Please tell us what factors are considered in determining the recovery period and anticipated holding period for investments that management does not have the ability and intent to hold to maturity. Additionally, please tell us whether management’s estimates and projections have been consistent with actual past holding practices.
Response: At the date the Form 10-Q for the quarter ended September 30, 2007 was filed, management had both the intent and ability to hold all of its investments in an unrealized loss position to maturity or call. As a result, the Company did not estimate a recovery period or anticipated holding period for any individual securities as of September 30, 2007. Historically, the Company has not experienced a situation in which it did not have the ability to hold a security to maturity or call. Based on our analysis of the underlying credit and cash flow performance of the securities we held, we believed that it was not probable that the Company would not receive all of its contractual cash flows from its securities. This analysis was completed by assessing the outcome of various cash flow projections using an industry-wide model and varying sets of assumptions applied to the specific terms and collateral of an individual security. These sets of assumptions assumed increasingly higher rates of defaults with an assumption of no prepayments of underlying collateral and a 100 percent loss on defaulted collateral. Review of these cash flow projections showed that it was not probable that the Company would not receive all of its contractual cash flows over the life of the security. Based on this review and the guidance in FAS 115 paragraph 16, the Company concluded that the securities were not OTTI.
8. Please clarify whether you record any OTTI on those investments with an agency rating below A. In this regard, indicate whether your OTTI analysis assumes these investments would have to be sold since they have a rating below A in order to maintain your regulatory and capital requirements in the event that your “cushion” is needed.
Response: In accordance with paragraph 7 of FSP FAS 115-1, the Company evaluates its individual securities for OTTI in the same manner, regardless of rating, and does not have a practice of recording an OTTI on any securities due solely to its rating. As described in our response to Staff Comment 6, the Company believed that it had a sufficient cushion at the date of the Form 10-Q filing to absorb any further market deterioration from both rating downgrades and pricing movements. Therefore, we believed that we would not need to sell securities in order to meet regulatory and capital requirements. As a result, the Company believed that it had the intent and ability to hold our securities to maturity or call. In its OTTI analysis, the Company did consider future downgrades of securities to an agency rating of below A; however, because of this cushion, downgrades below an A rating were not a significant factor in the Company’s assessment of its intent and ability to hold an investment.
9. We note your response to prior comment No. 6 that indicates you review trustee reports in determining whether there have been any adverse impacts to your investments. Please respond to the following:

• Further clarify how you evaluate the trustee reports to estimate cash flows available to your securities. For example, describe the information contained in these reports and explain how you use the information to arrive at the estimated cash flows for the securities;
• Explain how rating triggers impact your cash flows and why securities would experience a cash flow problem if the security was downgraded by the rating agency. In this respect, explain why investments with rating triggers may result in a short fall of investment cash flows while others may not;
• Explain how issues in accessing the credit market impact the amount of cash flows of the security; and
• Tell us all of the different scenarios that could result in impairment of your investments (e.g., downgrades by rating agencies and issues in accessing credit markets, etc).
Response: The Company reviews trustee reports for its asset-backed securities and investments valued through broker-dealer quotes or internally to evaluate the performance of its securities, particularly for any indications of potential credit issues which could lead to an adverse change in cash flows. The review of trustee reports is completed in connection with the assessment described in our response to Staff Comment 5. Trustee reports contain information regarding the collateral and performance of a deal, including the composition of collateral securities, remaining principal balance of each tranche of the deal, changes in ratings on underlying collateral securities, default rates on underlying collateral, and results of over-collateralization (“OC”) tests on underlying collateral. In assessing whether there are any indications of a current or potential future adverse change in cash flows, the Company reviews whether the underlying collateral has received any rating downgrades, the results of OC tests and, in the case of a failed over-collateralization test, the degree to which the test failed. If the Company sees indications of actual or potential credit performance issues after reviewing the trustee reports, the Company will perform the cash flow analysis discussed in Staff Comment 7 to assess whether it is probable that the Company will not receive all of its contractual cash flows.
In a structured asset-backed securitization, interest received from the underlying collateral securities (the “assets”) is used to pay the interest on the rated securities issued by the deal (the “liabilities”) and the residual security. For purposes of this discussion, we will refer to the residual security as the “equity” of the securitization and all other securities as the “bonds.” The structure generally distributes proceeds from the top down, or from the most senior bond to the equity, while losses are distributed from the bottom up, or from the equity to the most senior bond. In the Company’s view, there are three primary scenarios that can cause a security issued from a structured asset-backed securitization to have an adverse change in cash flow which results in an OTTI. These three scenarios are:

•	Funding gap: Issues accessing the credit markets, among other factors, can result in an adverse change in cash flows due to the development of a funding gap. Depending upon the seniority of the bond issued by a structured asset-backed securitization, an adverse change in cash flow could occur if either less interest is earned on the assets or the interest expense on the liabilities increases. The Company must then determine if this funding gap between the assets and liabilities is temporary or other-than-temporary. If the funding gap is determined to be other-than-temporary, the Company must then determine the impact on the security it owns. In the case of one security the Company deemed OTTI in the third quarter of 2007, a funding gap arose when the interest expense on the liabilities increased. As more risk was perceived in securitizations, the market was demanding a higher risk premium, which caused the rate of interest paid to the more senior securities in the securitization to increase. Due to the terms of this securitization, the Company determined that this funding gap was other-than-temporary. As the Company held the equity of this securitization, or the most junior security, the Company was the primary bearer of this loss and deemed its security as OTTI.

•	Actual losses are greater than credit support: Cash flows to securities issued by asset-backed securitizations depend on the actual losses and the results of OC tests which can divert cash flows. The value of these tests depends on the ratio of total par value of the collateral securities to outstanding liabilities for each bond issued by the securitization. As the par value of the collateral securities decreases due to actual losses, the value of each bond’s OC decreases. Under the terms of the securitization, the OC tests will then divert cash flow to the more senior bonds in an attempt to cure the OC test failures. If actual losses in the collateral securities reach the point where the cash flow diversions will not provide enough protection to allow an individual bond to receive all of its contractual cash flows, then the bond is OTTI.

•	Implied losses are greater than credit support: Rating downgrades of underlying collateral securities can result in an adverse change in cash flows due to the implied losses that may be included in the OC test calculation. Implied losses are caused by negative ratings migration (or downgrades) to the underlying collateral securities. Once a collateral security is downgraded below a pre-defined threshold, the collateral security is no longer counted at its full par value in the OC test. Instead, a “haircut” is applied which allows only a pre-defined percentage of the par value of the collateral security to be included. Following is a sample of the haircuts that can be applied to collateral securities based on their ratings:

BB+/BB/BB-	90% of par value allowed. (Some securitizations allow up to 10% of collateral to be in this rating category before haircut is applied.)

B+/B/B-	70% of par value allowed. (Some securitizations allow up to 5% of collateral to be in this category before haircut is applied.)

CCC+/CCC/CCC-	50% of par value allowed. (Some securitizations have market value haircuts for CCC assets.)

CC, D	Carried at the lower of market value or the rating agency recovery rate.

It is important to note that no actual losses have occurred in this scenario; rather, the securitization is implying that an amount of loss will occur based on the ratings of the collateral securities. If enough ratings downgrades occur, the OC tests can fail due solely to implied losses and not actual losses. In the case of an extreme number of downgrades of collateral securities, the OC tests can be so severely impacted that the securitization can enter into an Event of Default (“EOD”) even though the securitization has not realized any actual losses. When an EOD occurs, the most senior bond holder has an option to determine which remedies should be enacted in an attempt to correct the EOD. These remedies include: a) no action taken and the securitization continues to run as designed; b) accelerate the securitization whereby the most senior bonds will receive all cash flows generated by the collateral securities; or c) liquidate the securitization in an attempt to pay the principal of the outstanding bonds. In the case of OC test failures due to implied losses, the Company must determine if the OC test failure will make it probable that the Company will not receive all of its contractual cash flows.
At December 31, 2007, the Company will recognize a substantial OTTI charge related to its structured investments as a result of market developments in late November and December 2007, particularly implied losses from accumulating ratings downgrades, as well as the Company’s change in intent to hold these securities.
10. Your disclosures on page 13 state “The process (impairment review process) includes a monthly global assessment of the Company’s portfolio given current market conditions, as well as a monthly review of all securities using a screening process to identify those securities for which fair value falls below established thresholds for certain time periods, or which are identified through other monitoring criteria such as credit ratings downgrades.” Please tell us the following concerning your impairment process:
• Describe the screening process and how you determined the established thresholds used in your impairment review process;
• Discuss the accounting literature you relied upon in concluding your policy of only evaluating impairment above a certain threshold was appropriate;
• Clarify whether the 20% of amortized cost as disclosed on page F-22 of the 2006 Form 10-K is the established threshold you use in the impairment screening process;

• Tell us how the investments with unrealized losses below the screen are evaluated to determine if they are other-than-temporarily impaired; and
• If your screening threshold is at the individual security level, tell us the approximate number of individual securities that had unrealized losses greater than, and less than, the established thresholds at each impairment evaluation date for the periods presented.
Response: In accordance with FSP FAS 115-1 paragraph 7, the Company evaluates all securities in an unrealized loss position for indications of OTTI. As the market will fluctuate from period to period, the use of a screening process facilitates the identification of any significant or prolonged declines in the Company’s portfolio, as well as isolating any trends that may be present. The screening process is not used by the Company to limit its review for OTTI to only a subset of securities in an unrealized loss position, but rather to assist in highlighting areas that might require a more detailed review to assess the impact of causes for the declines across the entire portfolio.
For all investments, the Company assesses market conditions, macroeconomic factors and industry developments each period to identify any impairment indicators. If an impairment indicator is identified, the Company performs a credit assessment of the impacted security type. In addition, the Company performs a periodic credit risk assessment for each of its asset-backed securities through a systematic methodology, with the exception of investments backed by U.S. government agency securities. The methodology employs a risk-driven approach, whereby securities are assigned to risk classes based on pre-defined criteria, including the risk of principal loss on the investment. The risk classes drive the frequency of the review, with investments in the lowest risk class reviewed at least every six months and investments in the highest risk class reviewed monthly. In addition, a rating downgrade of the asset-backed security triggers an immediate credit review under this methodology.
In addition, the Company prepares the following threshold reports for internal review and reporting:
a)	Securities with losses greater than $200,000 OR five percent of book value;

b)	Securities with a rating below A- in an unrealized loss position;

c)	Securities in an unrealized loss position for more than twelve months;

d)	Securities with a change in rating;

e)	Securities with a change in fair value greater than $200,000 OR five percent; and

f)	All securities in an unrealized loss position.
These thresholds were established by the Company to assist in isolating normal market fluctuations from security changes which might indicate an underlying credit issue, as well as to assist in analysis of the portfolio and identification of any trends which could lead to credit issues.

As of September 30, 2007, there were 45 investments in an unrealized loss position which did not meet thresholds (a) through (e) as defined above, with a combined fair value of $234 million and a combined unrealized loss of $3 million. As of September 30, 2007, there were 401 investments in an unrealized loss position which met thresholds (a) through (e) as defined above, with a combined fair value of $3.4 billion and a combined unrealized loss of $334 million. As of December 31, 2006, there were 56 investments in an unrealized loss position which did not meet thresholds (a) through (e) as defined above, with a combined fair value of $501 million and a combined unrealized loss of $2 million. As of December 31, 2006, there were 209 investments in an unrealized loss position which met thresholds (a) through (e) as defined above, with a combined fair value of $2.2 billion and a combined unrealized loss of $41 million.
The 20% of amortized costs as disclosed on page F-22 of the Form 10-K for 2006 is not a threshold used in the screening process. Rather, this percentage is used to enhance disclosures under FSP FAS 115-1 paragraph 17(b) for securities that the Company believes have the most risk of future OTTI.
11. Your disclosures on page 10 that state “If the rating agencies have split ratings, the Company uses the highest rating from either Moody’s or S&P.” Please respond to the following:
• Indicate why this policy is appropriate and explain how you address circumstances of when one rating is more recent than another but reflects a lower rating;
• Discuss how these ratings reflect your valuation of the related available-for-sale securities. For example, tell us whether using the higher rating always result in a higher valuation of the security;
• Tell us how your analysis considers whether the security is currently on a watch list or under review by the rating agency that currently has a higher rating on the security; and
• Provide us with an analysis that shows how the mix of your investment portfolio would change had you used the lowest rating rather than the highest rating. Please ensure your analysis illustrates whether using the lower rating would result in any additional investments going below an agency rating of A.
Response: When estimating the fair value of its securities, the Company uses the lowest rating as we believe that is how the market would value the security. All other pricing factors held constant, a lower rating will result in a lower fair value estimate for a security.

The highest rating is used in the Company’s reporting to the states as allowed under regulatory requirements, as well as reporting as allowed under certain contractual arrangements. To ensure consistency of disclosure across all parties, the Company used the highest rating when it began to disclose the rating composition of its investment portfolio in its quarterly filings.
In both estimating fair value and preparing the disclosure of the rating composition of the portfolio, the Company does not consider the “age” of a rating or whether it is on a watch list. As described in our response to Staff Comment 6, studies regarding historical rating migrations have shown that there is a low risk of downward ratings migration on securities rated A or better, and a high probability that securities rated BBB will retain their rating. Accordingly, we believe that using the current rating is appropriate until the period in which a rating is changed.
At September 30, 2007 and December 31, 2006, the rating composition of the Company’s portfolio using both the highest and lowest rating is as follows:

	September 30, 2007			December 31, 2006
	Market Value Categorized By			Market Value Categorized By
	Highest Rating	Lowest Rating	Difference	Highest Rating	Lowest Rating	Difference
AAA	2,719,760	2,580,980	(138,780)	2,999,500	2,820,408	(179,092)
AA	1,303,232	1,113,428	(189,804)	1,233,253	1,020,696	(212,557)
A	999,961	1,292,604	292,643	1,206,584	1,582,807	376,223

Total A and better	5,022,953	4,987,012	(35,941)	5,439,337	5,423,911	(15,426)

BBB	88,361	95,662	7,301	58,009	66,402	8,393
Below IG	148,982	177,622	28,640	193,254	200,287	7,033

Total Securities Held	5,260,296	5,260,296	—	5,690,600	5,690,600	—

As of December 31, 2007, the difference between using the highest and the lowest ratings was substantially unchanged from September 30, 2007.
Liquidity and Capital Resources, page 36
12. We note your responses to prior comments No.7 and 8 that state the draw on your line of credit was not made for liquidity purposes, but rather for regulatory and contractual capital purposes to supplement your unrestricted assets calculation. Tell us your consideration of disclosing known trends, favorable or unfavorable, that you reasonably expect to have a material impact on capital resources. In this regard, the additional realized and unrealized losses incurred subsequent to September 30, 2007 appear to have created a need for capital in order to maintain regulatory and certain contractual capital requirements. Explain how you evaluated whether further downgrades were reasonably likely as of the filing of the Form 10-Q. In evaluating required or appropriate disclosure, you should consider your ability to meet upcoming cash requirements over both the short-term and long-

term. See Item 303(a)(2)(i) and (ii) of Regulation S-K and Section IV. of SEC Release 33-8350.
Response: As discussed in our response to prior Staff Comment 7, as of the date of the filing of our Form 10-Q for the period ended September 30, 2007, we considered it highly likely that our operating cash flows and short-term borrowings would be sufficient to finance our operating liquidity and regulatory and contractual capital needs over both the short-term and the long-term. As we disclose in MD&A – Liquidity and Capital Resources on page 32 of the Form 10-Q, we rely on the funds from on-going sales of payment instruments and portfolio cash flows to settle payment service obligations as they are presented and provide our operating liquidity. As of the date of the filing, there were no known trends, demands or uncertainties which were considered reasonably likely to have a negative impact on these sources of funds in the short-term or long-term. Based on this conclusion, the Company concluded that no additional disclosure was needed under Item 303(a)(2)(i) and (ii) of Regulation S-K and Section IV. of SEC Release 33-8350 in regards to cash requirements.
As of the date of the filing, the Company was in compliance with all regulatory and contractual requirements. As described in our response to Staff Comment 6 and prior Staff Comment 7, we believed that the unrestricted assets and state cushions as of the date of the filing, along with the $150 million availability under the new line of credit, were sufficient to ensure on-going compliance with all regulatory and contractual requirements. Also as discussed in our prior Staff Comment 6, the Company believed that the market deterioration experienced through the date of filing was near the bottom of the “correction” process as we were not seeing evidence of rising defaults in our investments and as we continued to receive cash flows as expected. While we did not anticipate that pricing would recover in the short-term, we did not expect it to deteriorate to the extent that the Company’s unrestricted assets (comprised primarily of investments) of $285.7 million as of September 30, 2007 would not be sufficient cushion. As a result, we thought the trend of declining prices had been substantially completed and therefore, did not believe additional disclosure was needed in the Form 10-Q. We believed that the main trend facing the investment portfolio was the on-going review of ratings by the rating agencies, as disclosed in Note 4 to the financial statements. As described in our response to Staff Comment 6, the Company thought that there was low risk of a material impact to the Company, so no disclosure of this trend in Management’s Discussion and Analysis was deemed necessary.
The need for capital to maintain regulatory and contractual requirements was identified in early December after assessment of the impact of developments in the market in mid to late November. In early December, we believed that the additional capital needed was fairly small at approximately $300 million. As the market further deteriorated in December 2007 and January 2008, and due to the terms of the transaction with THL, the ultimate amount of capital needed has grown substantially to the amount disclosed in the Company’s press release dated February 11, 2008.
* * * * * * *

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (952) 591-3820 or Jean Benson, Senior Vice President and Controller-Finance, at (952) 591-3250 with any further questions.

Sincerely,
By:	/s/ DAVID J. PARRIN
David J. Parrin
Executive Vice President and Chief Financial Officer